Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Minority Equality Opportunities Acquisition Inc. on Amendment No. 2 to Form S-4 File No. 333-268617 of our report dated March 27, 2023, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the financial statements of Minority Equality Opportunities Acquisition Inc. as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from February 18, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP
Marcum LLP
New York, NY
April 11, 2023